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                          HILLVIEW INVESTMENT TRUST II
                             700 THE TIMES BUILDING
                                SUBURBAN SQUARE
                          ARDMORE, PENNSYLVANIA 19003
                                 (800) 660-9418


October 4, 2005

VIA EDGAR
---------

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

     Re:  Hillview Investment Trust II
          File Nos. 333-34806 and 811-09901
          Request for Withdrawal of Post-Effective Amendment No. 8
          --------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), Hillview Investment Trust II (the "Trust") requests the withdrawal of Post-Effective Amendment No. 8 to the Trust's Registration Statement on Form N-1A filed with the U.S. Securities and Exchange Commission (the "SEC") on August 29, 2005 (Accession No. 0000950159-05-001016) (the "Amendment").

     The Trust filed the Amendment with the SEC pursuant to Rule 485(a) under the 1933 Act with a proposed effective date 60 days after the date of the filing. Because the Amendment has not yet been declared effective, the Trust confirms that it has not sold any shares using the form of prospectus filed with the Amendment.

     The Trust is requesting withdrawal of the Amendment because it plans to dissolve two of its series, Hillview Alpha Fund and Hillview International Alpha Fund, and to reorganize its remaining series, REMS Real Estate Value-Opportunity Fund, in November 2005. Accordingly, the Trust will not offer further shares of those funds after October 28, 2005. The Trust intends to submit a new amendment as an Investment Company Act of 1940 filing only.

     The Trust hereby requests that an order be issued granting its request for withdrawal of the Amendment as soon as is practicable.

     If you have any questions regarding this matter, please contact Marticha L. Cary, Esq., of Kirkpatrick & Lockhart Nicholson Graham LLP at (202) 778-9209.


                                   Sincerely,


                                   /s/ Joseph A. Bracken
                                   ----------------------------
                                   Joseph A. Bracken
                                   Treasurer and Vice President


cc:  Marticha L. Cary, Esq.
     Kirkpatrick & Lockhart Nicholson Graham LLP